FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



COLT secures major win with iBAHN

Ethernet-based network to support several hundred top hotels across Europe

COLT, a leading European provider of business communications, today announced a three-year contract with iBAHN, global broadband specialists to the hotel industry, which will boost the performance of its network across Europe. iBAHN is moving to an ethernet-based service to take advantage of the flexibility, simplicity and cost effective benefits that the latest developments in Ethernet bring to wide area networking.

Over the next 18 months, COLT will provide connectivity to iBAHN from several hundred top hotel sites in the UK, Ireland, France, Germany, Switzerland, Austria, Italy, Spain, Portugal, Belgium, Netherlands, and Denmark, primarily with COLT Ethernet Hub and Spoke, supplemented by COLT IP VPN Corporate for the more geographically disperse sites. COLT's unmanaged CPE service enables iBAHN to manage the network themselves and the allocation of a new network Point of Presence in Frankfurt provides the additional resilience required.

Graeme Powell, Managing Director Europe iBAHN, commented: "The quality of our service is a key differentiator for iBAHN - our service affords business travellers and conference organisers the highest standards in network security and reliability to allow them to continue working as if at the office. COLT's reputation for providing high quality services as well as its flexibility in developing a service that we could manage ourselves persuaded us that they are the right partner for us."

Jean-Yves Charlier, Chief Executive Officer, COLT, added: "Our commitment to delivering the highest standards in customer service across Europe is reflected by iBAHN's decision to appoint us as their network provider. We are able to offer a higher degree of network resilience and intelligence, allowing iBAHN to benefit from the latest advances in Ethernet technology. iBAHN is able to manage the network themselves whilst simultaneously being able to tap into additional support from COLT as required."

About COLT

COLT is a leading European provider of business communications. COLT specialises in providing data, voice and managed services to midsize and major businesses and wholesale customers. It has more than 50,000 customers across all industry sectors. COLT owns and operates a 13-country, 20,000km network that includes metropolitan area networks in 32 major European cities with direct fibre connections into 10,000 buildings and 13 COLT data centres.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L). Information about COLT and its services can be found at www.colt.net.

About iBAHN

iBAHN provides secure, reliable broadband services for travellers and groups at hotels and conference centres worldwide. iBAHN is unique in providing secure wireless access (WPA) throughout its entire network, enabling travellers to rely on iBAHN to protect them outside their corporate environments. More than one-third of the Fortune 100 organisations have certified their Virtual Private Networks (VPNs) with iBAHN to ensure that their business travellers can work easily and securely while online at public locations such as hotels and conference sites.

More than one million business travellers around the world use iBAHN's secure broadband services each month. iBAHN provides services to over 2,000 hotels and meeting and conference sites in 18 countries around the globe.
For more information visit http://www.ibahn.com.

For more information, please contact:

Gill Maclean
COLT
Head of Corporate Communications
Email: gill.maclean@colt.net
Tel: +44 (0) 20 7863 5314


                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 24 April 2006                            COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary